Mail Stop 3561
							December 9, 2005
David G. Barnes
Chief Financial Officer
RadioShack Corporation
300 RadioShack Circle
Ft. Worth, TX 76102

Re:	RadioShack Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2004
      Forms 10-Q for Fiscal Quarter Ended September 30, 2005
      File No. 1-5571

Dear Mr. Barnes:

            We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

              Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2004

Notes to the Financial Statements

Note 2 - Summary of Significant Accounting Policies

1. We have read your revenue recognition policy with respect to commissions and residual payments received from wireless and satellite system operators. Tell us in more detail what guidance you have relied upon in support of your revenue recognition policy as it applies to these forms of revenue. Tell us whether you considered of
EITF 00-21. Tell us in more detail how customer deactivations affect the amount of commission received at the time a new customer is activated. Provide us with an explanation of the differences between the up-front commission and the residual commission and what services you provide to earn each of those revenues. Tell us how much you recorded in revenue related to the commissions received upon obtaining a new customer and residual revenue for each period presented.

Note 9 - Accrued Expenses and other Current Liabilities

2. We note that you have recorded deferred gift card revenues.
Tell
us now, and in future filings disclose, your policies with regard to gift card breakage.

Note 24 - Product Sales Information

3. It appears based upon your disclosures that revenues from the sales of services may exceed 10% of total revenues. Tell us what was your consideration of Regulation S-X Rule 5-03 with regard to the presentation of a separate line for revenues and cost of sales associated with services. In your response please address in detail which sales you associate with tangible products and sales that you associate with services.

4. Tell us in more detail your consideration of reportable segments.
We note that you have manufacturing operations, a wholesale channel, online sales, retail support operations provided to third parties, and service centers. While we presume that each of these revenues sources would provide less than 10% of total revenues, we note that in the absence of meeting certain aggregation criteria, it would be inappropriate to aggregate these operations with your primary retail operations if discreet financial information is produced for these businesses and this information is used by management to operate your company.

* * *

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact me at (202) 551-3841 if you have questions regarding the comments.


      Sincerely,


	Michael Moran
      Branch Chief


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David G. Barnes
RadioShack Corporation
December 9, 2005
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